LAREDO PETROLEUM HOLDINGS, INC.

15 W. SIXTH STREET, SUITE 1800

TULSA, OKLAHOMA 74119

October 7, 2011

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-3561

Re:	Laredo Petroleum Holdings, Inc.
Registration Statement on Form S-1
File No. 333-176439
Filed August 24, 2011

Dear Mr. Schwall:

Set forth below are the responses of Laredo Petroleum Holdings, Inc., a Delaware corporation (“we” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 27, 2011 with respect to the Company’s Form S-1 initially filed with the Commission on August 24, 2011, File No. 333-176439 (the “Registration Statement”).  Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  For your convenience, we have also hand delivered three copies of this letter, Amendment No. 1, and Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.

Each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to pages numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

General

1.             You will expedite the review process if you address each portion of every numbered comment that appears in this letter.  Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes.  Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.  For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate.  If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

Response:  We acknowledge the Staff’s comment and have made every attempt to comply with the Staff’s request.

2.             Please file all omitted exhibits, including any required material contracts, as soon as possible. Once you file all the omitted items, we may have additional comments.  Ensure that you allow sufficient time for our review in each case.

Response:  We acknowledge that the Staff needs sufficient time to review all exhibits before we request effectiveness of the Registration Statement.  We will file all omitted exhibits as soon as possible to allow the Staff sufficient time to review.

3.             In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit.  Also provide updated disclosure.  If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

Response:  We undertake to provide in future amendments to the Registration Statement all material information other than information we are entitled to omit pursuant to Rule 430A.

4.             Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include in the prospectus.  Also provide accompanying captions, if any.  We may have comments after reviewing these materials.

Response:  We acknowledge the Staff’s comment and advise the Staff that the prospectus currently includes all artwork and graphics that we intend to include in the prospectus. Please see the Company’s logo on the front and back covers of the prospectus and the map on the inside cover of the prospectus.

5.             Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional concerns with respect to the proposed underwriting arrangements.

Response:  We will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has completed its review prior to the effectiveness of the Registration Statement.

Table of contents, page i

6.             Eliminate any suggestion that your disclosure is “only” accurate as of the prospectus date.

Response:  We have revised the Registration Statement accordingly.  Please see page i.

Prospectus summary

Laredo Petroleum Holdings, Inc.

Overview, page 1

7.             We note your statement in this section that “we believe our economic vertical program … has been largely de-risked.” At page 3, you state that “[w]e plan … to further de-risk our rapidly emerging horizontal plays” and at page 4, you state that “we seek to economically de-risk our opportunities to the extent possible before committing to a drilling program.”  At page 5, you list a number of factors which you suggest “significantly decrease[] the risk profile of our identified drilling locations.”  If you continue to use terms such as “de-risk,” revise to provide the reader with sufficient context for the disclosure.  For example, explain in necessary detail the material risks eliminated, and identify those material risks, if any, which remain.

Response:  We have revised the Registration Statement accordingly.  Please see pages 3, 5, 85, 86 and 88.

Reserve information, page 3

8.             Revise your presentation of MBOE, here and elsewhere in your filing, to clarify that the equivalency is based on energy content and not on price.

Response:  We have revised the Registration Statement accordingly.  Please see footnote 1 to the tables on pages 3, 13, 55, 60, 65, 84, 92, 93 and 95 and the definition of “MBOE” on page A-2.

9.             Revise your presentation of identified potential drilling locations to explain the processes and criteria through which these locations were identified.  Additionally, indicate the time period over which they will be drilled.

Response:  We have revised the Registration Statement accordingly.  Please see footnote 4 to the tables on pages 3 and 84 and the new disclosure beginning with the third full paragraph on page 85. We are also providing the Staff, under separate cover and with the materials provided in response to comment 37, support detail underlying our new disclosure appearing on page 85.  Please note that this information is being furnished to the Staff under separate cover pursuant to Rule 418(b) under the Securities Act of 1933, as amended, and is not being filed electronically as part of this letter.

The offering — Use of proceeds, page 9

10.          We note your disclosure here as well as in the “Use of proceeds” section at page 44.  In addition to filling in the blanks with regard to repayment of debt, please separately break out the amounts that you intend to use for “future exploration, development and other expenditures” and for “general corporate purposes.”  We may have additional comments once you provide this additional detail.

Response:  We have revised the Registration Statement to clarify that we intend to utilize all net proceeds from the offering to pay down the outstanding indebtedness under our senior secured credit facility.  Please see pages 9 and 41.

Summary historical combined reserve data, page 13

11.          We note you include a measure in the table on page 13 identified as ‘Future net cash flows before income tax.  Please tell us if you consider this to be a non-GAAP measure. If so, please include the disclosures required by Item 10(e) of Regulation S-K.  If not, please explain.

Response:  We have revised the Registration Statement to delete the reference to ‘Future net cash flows before income tax.’  Please see page 13.

Risk factors, page 14

12.          This section spans 28 pages and includes text which mitigates the risk you present, extraneous detail, and generic risk factors. Please revise to provide a more concise Risk Factors section without those items.  Examples of mitigating text include “we believe these provisions protect our stockholders … and thereby provide an opportunity to receive a higher bid,” and “we perform a review of the subject properties that we believe to be generally consistent with industry practices,” as well as a number of clauses which begin “although” or “while.” Also, please eliminate or revise the discussion under “Reserve estimates depend on many assumptions” at page 19, insofar as it appears to be more like a disclaimer than a direct statement of risk.

Response:  We have revised the Registration Statement accordingly.  Please see our Risk Factors section beginning on page 14.

Our estimates of proved reserves as of December 31, 2009, December 31, 2010 and June 30, 2011 have been prepared under current SEC rules, page 19

13.          Your disclosure states that the prices used in determining reserves as of June 30, 2011 “are the unweighted average of the first day of the month price for the six calendar months ending June 30, 2011…” However, disclosure elsewhere in the document, including on page 13, explains that reserve volumes were determined using prices based on the unweighted arithmetic average first-day-of-the-month price for the preceding 12-month period. Please review your disclosure and revise as necessary to resolve this apparent inconsistency.

Response:  We have revised the Registration Statement accordingly.  The six calendar months reference was a typographical error.  Please see page 18.

14.          In the last paragraph of this section you state that “… estimates could differ materially from any estimates we might prepare applying future interpretive guidance from the SEC or responding to comments from the SEC.”  Please describe for us any situations in your reserve calculations where your views differ from those expressed in the guidance issued by the Staff or where you are unclear as to the appropriate application of relevant rules our guidance. If there are no such situations, explain why you believe the referenced disclosure is helpful to investors.

Response:  We have revised the Registration Statement to delete the last paragraph of the risk factor.  Please see page 19.

Forward-looking statements, page 42

15.          You are required to provide accurate, current, and complete disclosure in your prospectus, and the reader is entitled to rely on the disclosure you provide.  Therefore, please revise to eliminate your statement that “we caution you not to rely on these forward-looking statements in deciding whether to invest in our common stock.”

Response:  We have revised the statement accordingly.  Please see page 40.

Selected historical combined financial data, page 47

16.          The table on page 49 presenting cash flow data identifies the entire table as unaudited.  Please clarify why all periods presented are labeled as unaudited, and revise the heading if necessary.

Response:  We have revised the Registration Statement accordingly.  Please see the tables on pages 12 and 46.

Business

Our operations, page 93

17.          Please tell us if you had commitments to deliver fixed and determinable quantities of oil or gas at December 31, 2010 and tell us how you have addressed the disclosure requirements of Item 1207 of Regulation S-K.

Response:  The quantity provisions of Laredo’s (as defined in the Registration Statement) purchase and sales contracts do not contain any commitment on our part to deliver a fixed and determinable quantity of crude oil or natural gas during the term of these contracts.

Laredo has three throughput commitments with natural gas purchasers which support the extension or expansion of the purchasers’ pipeline capacity as follows:

(1)  PVR Natural Gas Gathering LLC (“PVR”):  Laredo is committed to deliver 4,000,000 MMBtu of natural gas over a two year period commencing May 1, 2010 from a portion of Laredo’s natural gas production in Roger Mills County, Oklahoma.

If Laredo fails to deliver such minimum quantity, Laredo will pay a shortfall fee determined as the product of the shortfall volume and the gathering fee of approximately $0.60 per MMBtu.  Laredo is currently delivering natural gas to PVR at a rate that is in excess of the rate required to meet the minimum quantity required by this throughput commitment and expects to be able to meet its commitments through May 1, 2012.

(2)  DCP Midstream LP (“DCP”):  Laredo is committed to deliver a total of 620,000 Mcf of natural gas over a two year period commencing September 1, 2010 from a portion of Laredo’s production in Glasscock County, Texas.  If Laredo fails to deliver such minimum quantity, Laredo will pay a shortfall fee determined as the product of the shortfall volume and the shortfall fee of $1.00 per Mcf.  Laredo is currently delivering natural gas to DCP at a rate that is in excess of the rate required to meet the minimum quantity required by this throughput commitment and expects to be able to meet its commitments through September 1, 2012.

(3)  Targa Texas Field Service LP (“Targa”):  Laredo is committed to deliver 1,600,000 Mcf of natural gas over a three year period commencing May 1, 2011 from a portion of Laredo’s natural gas production in Glasscock County, Texas.  If Laredo fails to deliver such minimum quantity, Laredo will pay a shortfall fee determined as the product of the shortfall volume and the shortfall fee of $1.21 per Mcf.  Laredo is currently not delivering any gas to Targa under this commitment.

If Laredo were to completely cease deliveries under these three commitments effective September 1, 2011, the maximum amount Laredo would be required to pay PVR, DCP, and Targa is approximately $1.6 million, $231,000 and $1.9 million, respectively.

Based on the information above, we do not believe that the three throughput commitments are material to the operations of Laredo and its subsidiaries taken as a whole or subject to disclosure required under Item 1207 of Regulation S-K.

Estimated proved reserves, page 93

18.          Footnote four to the table on page 94 explains that all of the proved undeveloped reserves in the December 31, 2010 Ryder Scott reserve report are uneconomical at year-end 2008 SEC prices and therefore, there are no proved undeveloped reserves at December 31, 2008. However, the table reports proved undeveloped reserves of 24,815 MBOE as of December 31, 2008.  Please revise the disclosure to clarify how the amounts presented in the table are consistent with the text of the footnote.

Response:  We have revised the Registration Statement to clarify that the footnote relates to the legacy Broad Oak properties only.  Please see footnote 5 to the table on page 93.

Proved undeveloped reserves, page 95

19.          Please expand your disclosure to discuss material changes in the volume of proved undeveloped reserves from December 31, 2009 to December 31, 2010, and to June 30, 2011, including proved undeveloped reserves converted into proved developed reserves.  See Item 1203 of Regulation S-K for additional guidance.

Response:  We have revised the Registration Statement accordingly.  Please see page 94.

20.          Disclosure under this section indicates you spent approximately $79.3 to develop undeveloped locations in the first half of 2011, and that estimated future development and abandonment costs related to development of your proved undeveloped reserves as of June 30, 2011 is $1.53 billion. Separately, your disclosure of SMOG as of December 31, 2010 on page F-96 indicates future development costs of $1.72 billion.  Supplementally, explain to us the remaining items that account for the decrease in estimated development costs between December 31, 2010 and June 30, 2011.

Response:  We have revised the Registration Statement to clarify that we spent approximately $124.0 million in the first half of 2011 to develop 78 proved undeveloped locations.  Please see page 94.

The future development costs used in the standardized measure of oil and gas on page F-96 of approximately $1.72 billion represent future development and abandonment costs for total proved reserves.  $1.66 billion of the $1.72 billion is for proved undeveloped reserves only. The change in future development and abandonment costs from $1.66 billion at December 31, 2010 to $1.53 billion at June 30, 2011 is a decrease of $131.2 million, of which $124.0 million was spent on developing proved undeveloped locations.  The remainder of $7.2 million is composed of revisions.

21.          The development expenditures for 2011 and 2012, as disclosed under this section, appear to be substantially less than the average annual levels implied by your total estimated development costs as of December 31, 2010 and the five year limitation on proved undeveloped reserves.  With a view towards additional disclosure, tell us your estimated development expenditures for 2013 through 2015 and explain the reasons for any planned significant increases or decreases in estimated annual expenditures.

Response:  As of June 30, 2011, our estimated development expenditures relating to proved undeveloped reserves for 2013, 2014 and 2015 are $261.3 million, $412.0 million and $529.7 million, respectively.  Please see page 95.

We are supplementally providing the Staff additional information relating to this comment with materials provided in response to comment 37. Please note that this information is being furnished to the Staff under separate cover pursuant to Rule 418(b) under the Securities Act of 1933, as amended, and is not being filed electronically as part of this letter.

Management

Executive officers and directors, page 111

22.          Ensure that each biographical sketch provides a complete description of the principal positions held during the most recent five years, eliminating any gaps or ambiguities with regard to time.  For example, the sketches for Ms. Wood and Messrs. Boncaldo and King contain apparent gaps or ambiguities.

Response:  We have revised the Registration Statement accordingly.  Please see pages 112, 115 and 116.

Code of business conduct and ethics, page 118

23.          With regard to the code of business conduct and ethics, the corporate governance guidelines discussed on page 118 and the written related party transactions policy discussed on page 143, please revise to explain how, when, and where these items will be disclosed to investors.

Response:  We have revised the Registration Statement accordingly. These items will be available on our website at wwww.laredopetro.com prior to or upon completion of the offering.  Please see pages 118 and 143.

Executive compensation, page 119

24.          In the following charts and tables, certain equity compensation awards appear to have been assigned a value of $0:

•              Summary compensation table, page 131;

•              Grants of plan-based awards table, page 132;

•              Outstanding equity awards table, page 134;

•              Stock vested for the year, page 136;

•              Potential payments upon termination or change in control table, page 138; and

•              Director compensation table, page 139.

Please explain to us the basis in each case for setting the value at $0.

Response:  We acknowledge the Staff’s comment and respectfully submit that the basis for assigning equity compensation awards a “$0” value in the “Summary compensation” table on page 131, the “Grants of plan-based awards” table on page 132, and the “Director compensation” table on page 140, which all show the “grant date” fair value of such awards, is adequately described in the commentary contained in footnote 3 to the “Summary compensation” table on page 131 and footnote 1 to the “Director compensation” table on page 140.  We have revised footnote 2 to the “Grants of plan-based awards” table on page 132 so that the footnote refers specifically back to footnote 3 on page 131.  All three footnotes refer to a more complete discussion in Note F of our combined financial statements.

We have added footnote 3 to the “Outstanding equity awards” table on page 134, expanded footnote 2 to the “Stock vested for the year ending December 31, 2010” table on page 136, and added footnote 6 to the table describing potential payments upon termination of change of control on page 138 to describe the basis for the determination of the “$0” value of equity awards at December 31, 2010.

The fair value of equity compensation awards was estimated at the end of each calendar quarter or at December 31, 2010 using the Company’s estimated market value. The market value calculated is applied to awards granted during the current quarter. The estimated market value is calculated on the value of our proved reserves using published market prices and then applying the following present value factors to the cash flows for proved reserves: 8% to proved developed properties, 15% to proved developed nonproducing properties and 20% to proved undeveloped properties.  The aggregate calculated values are then adjusted by the net value of our other non-oil and gas assets and liabilities to arrive at a net asset value, which corresponds to our net equity value.  The equity value is then allocated to each class of outstanding units, based upon unit sharing ratios and unit threshold values to arrive at the fair market value for each respective award. Beginning January 1, 2011 the fair value of equity compensation awards are being estimated using a valuation prepared by a third-party valuation firm.

Equity ownership guidelines and hedging prohibition, page 130

25.          Please enhance your disclosure to indicate whether your various forms of equity compensation are counted toward the minimum required stock ownership.  If so, identify which forms are counted and explain how they are counted for this purpose.

Response:  We have revised the Registration Statement accordingly.  Please see page 130.

Potential payments upon termination or change in control table, page 138

26.          We note that you have included in your table only a column entitled “Occurrence of a change in control.” Please expand your tabular and textual disclosure to include other scenarios, or explain why you omit this information.

Response:  We have revised the Registration Statement accordingly.  Please see page 138.

Underwriting (conflicts of interest), page 159

27.          You refer to the lock-up agreements here and at page 151.  Please disclose whether there are any intentions or any agreements, tacit or explicit, regarding the possible early release of locked-up shares.

Response:  We have revised the Registration Statement to clarify that there are no intentions or any agreements, tacit or explicit, regarding the possible early release of the locked-up shares.  Please see pages 151 and 160.

28.          Discuss the certain exceptions to the lock-up agreement your officers, directors, and others have agreed to with your underwriters.  Please also file such agreements as exhibits to your registration statement.

Response:  Please see our disclosure in the second full paragraph on page 161 of the Registration Statement regarding exceptions to the lock-up agreements between the underwriters and our officers, directors and Warburg Pincus.  The form of lock-up agreement will be included as an exhibit to the form of Underwriting Agreement which will be filed in a subsequent amendment to the Registration Statement as Exhibit 1.1.

Laredo Petroleum Financial Statements

General

29.          Explain to us how you have considered providing earnings per share for Laredo Petroleum for the various historical interim and annual periods included in your filing.

Response:  We have considered the inclusion of earnings (loss) per share data for the various historical interim and annual periods included in the Registration Statement.  However, we do not believe the presentation of earnings per share for historical periods would be meaningful to investors as a conversion of outstanding securities will occur subsequent to June 30, 2011, the date of the latest balance sheet, and will result in a material reduction of earnings applicable to common shareholders, as discussed in the SEC Staff View “Current Issues and Rulemaking Projects-Official Text, Guidance Applicable to Initial Public Offering, Other Changes in Capitalization at or Prior to Closing of IPO.”

Additionally, with respect to a pro forma presentation of earnings per share for the latest year and interim period, the outstanding securities of Laredo Petroleum, LLC represent ownership interests in a limited liability company, and the outstanding securities of former Broad Oak Energy, Inc. (“Broad Oak”) represent common stock in a corporation.  Therefore, these securities are presented separately in the combined Statement of Owners’ Equity.  We believe any pro forma presentation of current earnings per share would not be indicative of actual earnings per share for the combined company.  Further, if shares of the Broad Oak common stock were converted into units of Laredo Petroleum, LLC, the resulting outstanding securities would not be representative of the shares of common stock that will be issued upon the consummation of the Company’s offering.  We respectfully submit that any presentation of pro forma earnings per share would not be meaningful and may even be misleading to investors.

Unaudited pro forma condensed combined financial statements, page F-2

30.          Your disclosure explains that the unaudited pro forma condensed combined balance sheet as of June 30, 2011 is presented as if the offering transactions occurred on January 1, 2010. Rule 11-02 (b)(6) of Regulation S-X explains that pro forma adjustments related to the pro forma condensed balance sheet shall be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required. Please review and revise as may be necessary.

Response:  We have revised the Registration Statement accordingly.  Please see page F-2.

Notes to the combined financial statements, June 30, 2011 and 2010, page F-13

Note A — Organization, page F-13

31.          We note the discussion of the Broad Oak acquisition appearing in the last paragraph of page F-13. Explain to us how the terms of the share exchange and purchase described under item (ii) were determined.  Separately, explain how you considered providing pro forma information reflecting these transactions.  See FASB ASC paragraph 855-10-50-3 and SAB Topic 1.B.3.

Response:  The terms of the share exchange and purchase described under item (ii) on page F-13 were determined pursuant to negotiations between the parties which extended over a course of several weeks.  Both Laredo and Broad Oak engaged independent advisors who rendered fairness opinions with respect to the consideration paid and received in the transaction.

We acknowledge the Staff’s comment in the second and third sentence above and have considered whether the Broad Oak transaction that occurred subsequent to the balance sheet date should be presented in pro forma financial statements and whether the transaction was so significant as to require a pro forma presentation on the face of the historical balance sheet as indicated by ASC 855-10-50-3.  We respectfully submit that the elements of the Broad Oak transaction that would constitute the adjustments to be shown in a pro forma balance sheet have been adequately disclosed in narrative fashion under the heading “Subsequent events” on pages F-43 and F-44 of the Registration Statement and satisfy the requirements of Regulation S-X, 210.11-02 (b).

Additionally, we acknowledge the Staff’s comment in the second and third sentence above and have considered whether the cash payment made to certain members of management, employees and directors of Broad Oak as part of the Broad Oak acquisition on July 1, 2011 constituted a dividend declared subsequent to the balance sheet date and should be reflected in the pro forma balance sheet as discussed in SAB Topic 1.B.3. We respectfully submit that we believe that the cash payment in the Broad Oak acquisition does not constitute a dividend as it was not a return of earnings to shareholders; rather it reflects an amount negotiated for the purchase and cancellation of certain vested common stock, certain preferred stock and vested stock options of former Broad Oak management, employees and directors who were stockholders.  As such, we do not believe the cash paid for this transaction should be presented in the notes to the financial statements or in a pro forma balance sheet as a dividend declared subsequent to the balance sheet date.

Note F — Income taxes, page F-28

32.          We note the table of current and deferred taxes appearing on page F-28.  The introduction to this table indicates the amounts represent tax benefits.  However, they appear to represent tax expense.  Review and revise as may be necessary.

Response:  We have revised the Registration Statement accordingly.  Please see page F-28.

Notes to the combined financial statements, December 31, 2010, 2009 and 2008, page F-50

Note G — Income taxes, page F-72

33.          We note you report cumulative losses for the three and five year periods ended December 31, 2010. In view of this, explain to us your basis for concluding it is more likely than not that your deferred tax assets will be realized and that a valuation allowance is not required. As part of your response, describe the positive and negative evidence you considered in evaluating the need for a valuation allowance and explain the relative weight given to this evidence. In this regard, please note that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.  See ASC paragraphs 740-10-30-16 through 740-10-30-23.

Response:  We believe that there is sufficient positive evidence in the Combined Company (as defined in the financial statements included in the Registration Statement) to overcome the negative evidence created by our cumulative losses.  Our conclusion that the realization of our deferred tax asset is more-likely-than-not is based on what the Combined Company considers significant positive evidence.

ASC 740-10-30-17 requires that “all available evidence, both positive and negative, shall be considered to determine whether, based on all the weight of the evidence, a valuation allowance for a deferred tax asset is needed...The historical information is supplemented by all currently available information about future years.”

At December 31, 2010, the Combined Company had a three-year cumulative pre-tax loss of $443.8 million. This amount includes $528.5 million relating to the full cost ceiling test impairment of our oil and gas properties as calculated under Regulation S-X Rule 4-10.  However, excluding the non-cash impairment charges the Combined Company had a three-year cumulative pre-tax income of $84.7 million.

The existence of significant proved oil reserves that have been independently prepared by Ryder Scott Company, L.P., our independent reserve engineers (“Ryder Scott”), with future net income of $2,824.2 million at December 31, 2010 is significant positive evidence.  By definition, proved reserves have a 90% probability of producing the underlying cash flows from the hydrocarbons on a discounted basis.  Given the probability assigned to proved reserves, we believe these proved reserves provide significant positive evidence as to the realization of the deferred tax asset.  ASC 740-10-30-22 provides that a strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is positive evidence that supports the conclusion that a valuation allowance is not needed when there is negative evidence, such as cumulative losses.  We also note that the 90% probability required for recognizing the proved reserves is a much higher threshold than the more-likely-than-not criteria used in evaluating whether a valuation allowance for the net deferred tax assets is required.

We also considered if we would realize our net operating loss carryforward deferred tax asset prior to expiration, based on projections utilizing the reserve report prepared by Ryder Scott. In the analysis, we utilized two pricing scenarios: SEC pricing and published market pricing that were held constant after year five.  We also preformed sensitivity testing by reducing future net income by 15% and 30%, included current and future tax deductions and analyzed our ability to use tax planning strategies (i.e. capitalize intangible drilling and developmental costs and amortize over five years).  The results of the analysis described above support our rationale that our net operating loss would be fully utilized prior to expiration.

ASC 740-10-30-23 states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome, and that there is no higher level standard that must be considered (i.e., probable or assured beyond reasonable doubt).  In addition, ASC 740-10-30-5(e) provides a more-likely-than-not standard (i.e. 50%) in establishing a valuation allowance after weighing all of the available evidence.  Using the more-likely-than-not standard, we believe the positive evidence meets and exceeds this threshold and outweighs the negative evidence of cumulative losses.

As noted in ASC 740-10-30-23, we used our best judgment in considering the impact of both the negative and positive evidence described above.  In considering the weight given to the negative evidence of our three-year cumulative pre-tax loss, we took into consideration that the factors that caused the non-cash impairment charges are not necessarily indicative of future taxable income.  The full cost ceiling impairment test is calculated using an average historical price without any consideration of published market pricing.  In considering the weight given to the positive evidence that our net operating loss carryforward will be realized prior to expiration, the analysis was based on conservative forecasts of future taxable income and we based the analysis on information from our independent reserve engineers and published market prices.

We concluded based on the weight of the evidence noted above, that a valuation allowance is not necessary and our net deferred tax asset would be realized in full prior to expiration.

Note I — Fair value measurements, page F-79

Impairment of oil and natural gas properties, page F-81

34.          Your disclosure explains that significant level three assumptions are used in the impairment analysis of your oil and natural gas properties.  However, it appears certain of the identified assumptions, including those for prices and discount rates, are specified in Rule 4-10(c) of Regulation S-X. In view of this, explain to us why you believe your disclosure is consistent with such guidance.

Response:  We have revised the Registration Statement to remove the reference to prices and discount rates specified in Rule 4-10(c).  Please see page F-81.

Note K — Commitments and contingencies, page F-82

Litigation, page F-83

35.          We note the disclosure indicating the combined company is “not currently party to any litigation or pending claims that it believes would have a material adverse effect on its business, financial position, results of operations or liquidity.”  Revise this disclosure to clarify, if true, that you have concluded it is remote that litigation or pending claims will be material.  Otherwise, indicate the estimated loss, or range of loss, that is reasonably possible, or state such an estimate cannot be made.

Response:  We have revised the Registration Statement accordingly.  Please see pages F-38 and F-83.

Supplemental Oil and Gas Disclosure, page F-92

Net proved oil and gas reserves, page F-93

36.          We note your disclosure explaining that the economic value of your natural gas liquids is included in the wellhead natural gas price.  Please confirm to us that proved reserve volumes disclosed here and elsewhere do not include volumes associated with natural gas liquids.

Response:  The Company confirms that the proved reserve volumes disclosed on page F-93 and elsewhere in the Registration Statement do not include volumes associated with natural gas liquids.

37.          Please furnish to our petroleum engineer the engineering reports you used as the basis for your June 30, 2011 proved reserve disclosures including:

(a)       One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

(b)       Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

(c)       Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories; and

(d)       Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed and prove undeveloped categories (six entities in all) as well as the AFE for each of the three PUD properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return of supplemental information as long as certain express conditions are met. If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in SEC Rule 83.

Response:  We are supplementally providing the Staff with the requested materials.  Please note that these materials are being furnished to the Staff under separate cover pursuant to Rule 418(b) under the Securities Act of 1933, as amended, and are not being filed electronically as part of this letter.

We hereby acknowledge the Staff’s comments with respect to requesting the acceleration of the effectiveness of the Registration Statement and undertake to comply with the Staff’s request.

If you have any questions or comments concerning these responses, please call Kenneth E. Dornblaser, our General Counsel, at (918) 513-4570 or Christine B. LaFollette at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5896.

Sincerely,

Laredo Petroleum Holdings, Inc.

By:	/s/ Kenneth E. Dornblaser
Kenneth E. Dornblaser
Senior Vice President & General Counsel

cc:	Mark Wojciechowski
Ronald Winfrey
Norman von Holtzendorff
Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP
G. Michael O’Leary, Andrews Kurth LLP

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